

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2009

Mr. Stuart Carnie
Chief Executive Officer
Denarii Resources, Inc.
502 E. John Street
Carson City, Nevada 89706

> **Re:** **Denarii Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Item 4.01 Form 8-K Filed August 17, 2009**
> **Item 4.01 Form 8-K/A Filed November 24, 2009**
> **File No. 000-53389**

Dear Mr. Carnie:

We have completed our review of your Form 10-K, Form 8-K and related filings with respect to the issues identified in our letter dated September 2, 2009. We have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief